    Exhibit 5.1

Kilpatrick Stockton LLP	Attorneys at Law Suite 2800 1100 Peachtree Street Atlanta, Georgia 30309-4530 Telephone: 404.815.6500 Facsimile: 404.815.6555 Web site: www.kilstock.com

September 5, 2001	E-mail: jdavidson@kilpatrickstockton.com Direct Dial: 404.815.6483

National Vision, Inc.
296 Grayson Highway|
Lawrenceville, Georgia 30045

Re:	National Vision, Inc. Registration Statement on Form S-3

Gentlemen:

At your request, we have examined the Registration Statement on Form S-3 filed by National Vision, Inc., a Georgia corporation (the "Company"), with the Securities and Exchange Commission with respect to the registration of 1,964,664 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock") and an aggregate principal amount of $47,289,000 of the Company’s 12% Senior Secured Notes due 2009 (the "Notes") to be resold by certain of the Company’s shareholders to the public.

As your counsel, and in connection with the preparation of the Registration Statement, we have examined the originals or copies of such documents, corporate records, certificates of public officials and officers of the Company, and other instruments related to the authorization and issuance of the Common Stock and the Notes as we deemed relevant or necessary for the opinions expressed herein. Based upon the foregoing, it is our opinion that the shares of Common Stock and the Notes to be resold by certain shareholders of the Company to the public will be, upon sale and delivery in the manner and under the terms and conditions described in the Registration Statement, validly issued, fully paid, and non-assessable, and that the Notes will be binding obligations of the Company.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, including the Prospectus constituting a part thereof, and any amendments thereto.

Very truly yours, KILPATRICK STOCKTON LLP By: /s/ Jan M. Davidson Jan M. Davidson, Partner